UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
   X   Form C/A: Amendment to Offering Statement
   X Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
619 SOMBRERO, LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Florida

      Date of organization
      October 8th, 2020

Physical address of issuer
411 Sombrero Beach Rd, Marathon, FL 33050

Website of issuer
Floridakeysvacationvillas.com

Name of intermediary through which the Offering will be conducted
EquityDoor, LLC

CIK number of intermediary: 0001726368

SEC file number of intermediary: 007-00139

CRD number, if applicable, of intermediary: 296839

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

6%	< $300,000 offering amount
5%	$301,000 – 500,000 offering amount
4%	$501,000 - $700,000 offering amount
3%	$701,000 - $1,070,000 offering amount

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
NorthCapital NCPS escrow

Type of security offered
Non-Voting Membership Interests

Target number of Securities to be offered
50

Price (or method for determining price)
$2,000.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
November 30th, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
None.

Financial Statements & Review available in Exhibit A	Most recent fiscal year-end	Prior fiscal year-end

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 30th, 2020

FORM C

Up to $1,070,000.00

619 SOMBRERO, LLC



Non-Voting Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C) is being furnished by 619 SOMBRERO, LLC, a Florida Limited Liability Company (the "Company") as well as references to " ("we", "us" or "our") to prospective investors for the sole purpose of providing certain information about a potential investment in Non-Voting Membership Interests of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $2,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase

4

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through EquityDoor, LLC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,000	$120	$1,880
Aggregate Minimum Offering Amount	$100,000	$6,000	$94,000
Aggregate Maximum Offering Amount	$1,070,000	$32,100	$1,037,900

(1)
This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at Floridakeysvacationvillas.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 30th, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTHCAPITAL NCPS ESCROW, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: Floridakeysvacationvillas.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

619 SOMBRERO, LLC (the "Company") is a Florida Limited Liability Company, formed on October 8th, 2020.

The Company is located at 411 Sombrero Beach Rd, Marathon, FL 33050.

The Company's website is Floridakeysvacationvillas.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
619 SOMBRERO, LLC	619 Sombrero Beach Rd Marathon, FL 33050	Residential

The Offering

Minimum amount of Non-Voting Membership Interests being offered	4% membership interest
Total Non-Voting Membership Interests outstanding after Offering (if minimum amount reached)	96% membership interest
Maximum amount of Non-Voting Membership Interests	42.80% membership interest
Total Non-Voting Membership Interests outstanding after Offering (if maximum amount reached)	57.20% membership interest
Purchase price per Non-Voting Membership Interest	$2,000.00
Minimum investment amount per investor	$2,000.00
Offering deadline	November 30, 2021
Use of proceeds	See the description of the use of proceeds on page [__25_] hereof.
Voting Rights	See the description of the voting rights on page [_28__] hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

The Company has not conducted any prior exempt securities offerings within the past three years.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Florida on October 8th, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the Manager, its executive officers and key employees.

In particular, the Company is dependent on Robert Stephens, a Manager, and Liz Kohout the other Manager, and Vice President of Operations with a start date of October 8, 2020 with no ending date at this point in time. of the Company. The Company has or intends to enter into employment agreements with Robert Stephens or Liz Kohout although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Liz Kohout or Robert Stephens or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Managers' decisions could affect you in many different ways, including, but not limited to, (i) when and how much cash to distribute to you, if any, (ii) how much time the Managers spend on managing the Property, (iii) hiring the Managers' friends or relatives to perform services for the Company and/or Property and deciding on how much to pay for these services which may or may not be arms-length transactions, (iv) not timely paying or defaulting on the loan on the Property or refinancing the Property without your knowledge; (v) allowing additional members into the Company which could dilute your ownership percentage; or (vi) allowing additional members into the Company on more favorable terms than your investment. In addition, the Managers could do a poor job in renting or marketing the Property. Furthermore, they could quit, die or become disabled leaving the Company without any management to run the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Robert Stephens and Liz Kohout as Managers in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Robert Stephens and Liz Kohout die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

General Risks related to Owning Real Estate. Factors which could affect the Company's ownership of income-producing Property may include, but is not limited to, any or all of the following: changing environmental regulations; adverse use of adjacent or neighboring real estate; changes in the demand for or supply of competing Property; local economic factors which could result in the reduction of the fair market value of a Property; uninsured losses, significant unforeseen changes in general or local economic conditions; inability of the Company to obtain any required permits or entitlements for a reasonable cost, on reasonable conditions, or within a reasonable time frame, or to obtain such permits or entitlements at all; inability of the Company to obtain the services of appropriate consultants at the proposed cost; changes in legal requirements for any needed permits or entitlements; problems caused by the presence of environmental hazards on a Property; changes in federal or state regulations applicable to real property; failure of a lender to approve a loan on terms and conditions acceptable to the Company; lack of adequate availability of liability insurance, all-risk, or other types of required insurance at a commercially-reasonable price; shortages or reductions in available energy; and acts of God or other calamities. Furthermore, there could be a loss of liquidity in the capital markets.

Liability for Environmental Issues. Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath a Property. These damages and costs may be substantial and may exceed any insurance coverage the Company has for such events.

Buildings and structures on a Property may have contained hazardous or toxic substances, or have released pollutants into the environment; or may have known or suspected asbestos-containing building materials, lead based paint, mold, or insect infestations.

Federal, State and Local Regulations May Change. There is a risk of a change in the current Federal, State and Local regulations as it may relate to operations of a Property in the area of fuel or energy requirements or regulations, construction and building code regulations, approved property use, zoning and environmental regulations, or property taxes, among other regulations.

Lack of Liquidity. Real estate investments are relatively illiquid as compared to other investment opportunities, as the primary means to recover a Member's investment in real estate is upon the refinance or resale of the real estate, which often may not be feasible until some passage of time and/or operational history has accrued. Such illiquidity of real estate investments generally, may limit the Company's ability to return Capital Contributions to the Members until such time as the Property is refinanced or sold.

The length and severity of any economic slow-down or downturn cannot be predicted. The Company's operations and, as a result, its ability to make distributions to Members and/or its ability to realize appreciation in the value of the Property could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes more severe.

The Property May Not Yield Anticipated Results. The Property may fail to perform as the Manager anticipated when analyzing the investment into such Property. Further, actual renovation and/or redevelopment costs of a Property may exceed the Managers' estimates of the cost of renovating and/or redeveloping a Property. The financial projections for the Property contemplated for purchase will be based on the Company's ability to secure a sufficient number of tenants or sales at the local estimated market rate, which is based on current rental and/or resale rates for rental properties in the vicinity of such Property as well as a review of market rents/sale prices in comparable properties, to the extent comparable properties. There can be no assurances that the Company will be able to find a sufficient number of suitable occupants or that the Company will be able to charge and collect its estimated market rates for the rental Property.

Inclement Weather Could Increase Maintenance and Repair Costs. The Property owned by the Company may be exposed to risks of inclement weather, including, but not limited to wind-related events such as severe thunderstorms, windstorms, tornadoes and/or hurricanes. In addition,

inclement weather could increase the need for maintenance and repair of the Property. As some of these hazards may be uninsurable, and/or the routine maintenance costs or damages caused by such hazards may be less than the insurance deductibles, the Company may need to expend its own funds for such repairs or mitigation.

Payments to Service Providers Will Reduce Cash Available for Distributions. Payments to the Property Manager (or Affiliates of the Manager) in connection with the management and leasing of the Property will be an expense of the Company, and will reduce the amount of cash available for distributions to Members.

We do not have any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.   We have attached reviewed financial statements in Exhibit A.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected.. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. The effects of a pandemic can place travel restrictions on customers which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Florida on October 8th, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our future cash flow is dependent on the ability to lease the Property to vacation renters.
We are subject to risks that financial distress, default or bankruptcy of our vacation renters may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent by vacation renters. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there can be no

assurance that our renters' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues.

We are subject to risks that affect the travel rental environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the rentals of the Property.
This could have an unfavorable effect on our operations and our ability to attract rentals of the Property. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from renting the Property and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.
Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.
Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions could include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.
We carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash

flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.
Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.
The success of our business model will substantially depend on conditions in the vacation rental property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.
The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

We did not obtain any audited income statements with respect to the Property.

The Company will not obtain audited operating statements regarding the prior operations of a Property. The Company will rely on unaudited financial information provided by the sellers of the Property. Thus, it is possible that information relied upon by the Company with respect to the acquisition of a Property may not be accurate. We have attached reviewed financials as set forth in Exhibit A.

The Property has no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Property has generated no revenue since the date of our inception. Accordingly, the Property has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Condemnation of Land. The Property or a portion of the Property could become subject to an eminent domain or inverse condemnation action. Any such action could have a material adverse effect on the marketability of a Property or the amount of return on investment for the Members.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.
Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenant's ability to conduct their businesses.

Risks Related to the Securities

The Non-Voting Membership Interests will not be freely tradable. Although the Non-Voting Membership Interests may be tradable under federal securities law, state securities regulations may apply and you should consult with your attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Non-Voting Membership Interests. Because the Non-Voting Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Non-Voting Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Non-Voting Membership Interests may also adversely affect the price that you might be able to obtain for the Non-Voting Membership Interests in a private sale. You should be aware of the long-term nature of their investment in the Company. For the Offering, you will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners and your ownership interest is a minority ownership interest.
Prior to the Offering the Company's current owners or beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management or delay or prevent changes in control of the Company. You may not be able to liquidate or sell your interest in the Company without the approval of the Managers.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution through the sale of additional membership interests. Owners of the Securities in the Company do not have preemptive rights. The Managers of the Company have the sole discretion to sell additional membership interests in the Company from time to time. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance. There is no assurance that such dilution will be adequately compensated for by the additional capital contributed to the Company.

A sale of the sole asset of the Company is the Property. As a minority owner of the Company, you will have limited or no ability to influence a potential sale of the Company or the Property. Thus, you will rely upon the Managers of the Company to manage the Company and the Property. Accordingly, the success of your investment in the Company will depend in large part upon the

skill and expertise of the Managers of the Company. If the Managers of the Company authorizes a sale the Company or Property, there can be no guarantee that the value received by you, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the your initial investment in the Company. You may not be able to liquidate or sell your interest in the Company without the approval of the Managers.

Transactions with Related Parties .You should be aware that there would be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest. the Managers of the Company will be guided by their good faith and judgment as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms, which are not arm's-length. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the <u>existence</u> of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Shareholders. You will be in a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of your interest in the Company will depend upon many factors outside your control. The Company will be managed by the Managers and be governed in accordance with the strategic direction and decision-making of the Managers, and you will have no independent right to name or remove an officer, Manager or member of the Company. You may not be able to liquidate or sell your interest in the Company without the approval of the Managers.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, and capital levels.

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by you or your share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Manager, its officers and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Member for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managers to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Member may have a more limited right of action against the Managers than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Members Will Not Participate in Management
The Managers have full responsibility for managing our Company. The Members will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Members may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Florida law. Please consult the Limited Liability Operating Agreement.

The Managers' decisions could affect you in many different ways, including, but not limited to, (i) when and how much cash to distribute to members, (ii) how much time the Managers spend on managing the Property, (iii) by hiring relatives to perform services for the Company and/or Property and deciding on how much to pay for these services, (iv) not paying the loan on the Property or refinancing the Property; (v) allowing additional members into the Company which could dilute your ownership percentage; or (vi) allowing additional members into the Company on more favorable terms than your investment.

There can be no assurance that we will ever provide liquidity to Members through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Members. Furthermore, we may be unable to register the Securities for resale by Members for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to affect a registration, Members could be unable to sell their Securities unless an exemption from registration is available.

The Offering Price of each Non-Voting Membership Interest has been Arbitrarily Determined.
The price for individual Non-Voting Membership Interests offered herein have been arbitrarily determined by the Manager and do not necessarily bear any relationship to the Property, book value, earnings and/or net worth of the Company or any other established criteria of value.

Conflicts of Interest. The Managers may engage in other activities. The Manager is engaged in other activities and intend to continue to engage in such activities in the future, including other real estate ventures that may acquire real estate that is similar to the Property. The Manager will therefore have conflicts of interest in allocating management time, services and functions between various existing enterprises and future enterprises the Managers may organize, as well as other business ventures in which the Managers, may be or may become involved. The Managers, however, believe that they will have sufficient staff, consultants, independent contractors and business managers to perform adequately their responsibilities to the Company.

Receipt of Compensation Regardless of Profitability. The Manager is entitled to receive certain significant fees and other compensation, and payments regardless of whether the Company operates at a profit or a loss. The Manager shall receive a management fee of 20% of the rental income.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences

of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Income tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Member's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Members from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Member's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

Tax Liability May Exceed Distributions. As a result of decisions of the Managers in operating the Company, which may require the suspension of distributions due to a need to maintain a higher level of cash reserves, as determined in the sole discretion of the Managers, there is a risk that, in any tax year, the tax liability owed by a Member may exceed the distributions received by such Member in that year. As a result, some or all of the payment of taxes may be an out of pocket expense of the Member.

Risk That Federal or State Income Tax Laws Will Change. There is a risk that Federal or State income tax laws may change affecting the projected returns of an investment in the Company. There is a possibility that in the future Congress may make substantial changes in the Federal tax laws that will apply to the Company and its Members.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

The PROPERTY 619 SOMBRERO BEACH RD was acquired on October 8, 2020 and the following material improvements have been made since that time:
None to the best of my knowledge

Property Manager

The Managers manage the property.

Property Revenue

We are in the vacation rental business and generate weekly rental income which can vary, depending on the time of the year and economic conditions. Rental rates will vary from $7000 per week to $14,000 per week. We will be generating income within 45 days of closing due to some nominal repairs including interior painting etc.

Property Condition:
Is in excellent condition for the intended use. However, we feel some exterior painting and inter painting is necessary to create a more up lifting feel for a Florida vacation rental. Additionally, some nominal landscaping needs to be addressed to create a more beachie feeling. The property is fully furnished.

Competition

Marathon, Florida is a year-round vacation destination and the market for the larger homes is in greater demand than the smaller 3/2-bedroom homes as people are bring all the relatives, children and grandparents. Thus, the larger homes with 6 or more bedrooms tends to accommodate the larger groups with ease.

Financing
As the principal, Robert Stephens will be acquiring a mortgage and be personally liable on the mortgage. The rate and terms have not been established due to current market conditions. The owner has offered a 5-year interest only loan with approximately 25% down at the rate of 6.75%.

Tenants

The current occupancy rate of the property is estimated to be approximately 67% to 77% based on similar properties in the area. The average dollar amount of monthly rent revenue for 619 Sombrero Beach Rd for the past year was $13,954.00 according to the prior owner.

Regulation
The Company has been approved for the Vacation Rental License in March of 2021.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in 619 Sombrero Beach Road and the percentage owned:

Name	% owned
Robert Stephens	48.04%
Captbob's, LLC (IRA account)	51.96%

The current property owner does have clear title to the property.

Other Property Information

Business Plan

ABSTRACT Family Friendly Vacation Rentals in the Florida Keys. Waterfront Property with views of canal and Ocean. Specious accommodations for family reunions and large groups with 6 bedrooms and 6 bathrooms private heated swimming pool & spa. Tiki Hut outdoor kitchen with BBQ and a Deep-water 100' boat dock. 619 SOMBRERO, LLC 619 Sombrero Beach Rd. Marathon, Florida 33050 Robert Stephens 206-310-5947 captbob123@gmail.com

Managing Entity
Management of the property will be carried on by Liz Kohout, who has a management license from the City of Marathon. Ms. Kohout also manages another vacation rental property in the area.

Litigation:
No litigation at the present time.

Intellectual Property
The Company is dependent on the following intellectual property:

The Company web site as listed before---- Floridakeysvacationvillas.com

Other

The Company conducts business in the city of Marathon, Florida only.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Real Property estimated value		$2,500,000		$2,500,000
Total Raise		$100,000		$1,070,000
Intermediary Fees	6%	$6,000	3%	$32,100
Repairs/ Debt Reduction	94%	$94,000	97%	$1,037,900
Total	**100%**	**$100,000**	**100%**	**$1,070,000**
EQUITY OWNERSHIP AFTER RAISE				
Voting Membership Interests Ownership		96%		57.20%
Non-Voting Membership Interests Ownership		4%		42.80%

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. We only have one property that we are buying therefore all funds will be used to acquire, manage and repair this one property.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If Closing costs and repairs exceed budget and if the loan is different than proposed by the Seller at this time.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Robert Stephens and Liz Kohout

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Stephens, Principal and Advising Member

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advising Partner with a start date of October 8th, 2020 and no end date available at this time.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real Estate investor, manager and developer with a start date of 15 January 19, 1982 Built and managed single-family homes for over 25 years, owned and operated 48 rooms of extended stay facilities in Seattle with a 92% occupancy. Owned and operated the 100' charter yacht in Alaska for 18 years with an average weekly rate of $40,000 per week. Owned and operated a 10-acre Self Storage facility in Ft. Mohave Az. for 10 years. Has also written a book called "Voyages of the Heart" a collection of short stories about the reality of everyday life that most of us do not see. I.E. Time to smell the Roses!

Education

B.S. in Finance --Southern Illinois University 1963. Started Masters in Hotel and Restaurant management and got called into the USAF as a lieutenant and honorable discharges as a Captain.

Name

Liz Kohout

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Management Of Operations with a Start date of October 8, 2020 with no ending date at this point in time.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vacation Rental Manager - Licensed in Marathon Florida Owner of Manufacturing Company call - American Insourcing for 15 years Started up company and ran the business for 15 years before NAFTA took up out of Business Bought a 45,000-manufacturing plant and renovated. Managed 65 employees to work for the company - packaging, manufacturing, inspecting etc. all kinds of products. Our customers where Fortune 500 companies - Mr. Coffee, GE, Dupont, Dirt Devil, Rainbow Vacuum, Hover, Lamson and Sessions, Bonnie Bell.

Education

Food Handler License for Restaurants and Licensed Property Manager

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

None.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Voting Membership Interests
Amount outstanding	100%
Voting Rights	All voting rights are held by Robert Stephens
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Non-Voting Membership Interests issued pursuant to Regulation CF	Investors will not have any voting rights
Percentage ownership of the Company by the holders of Non-Voting Membership Interests	0%

The Company has the following debt outstanding:

Type of debt	Seller Financing
Name of creditor	Tom Cirrito
Amount outstanding	$1,480,000
Interest rate and payment schedule	6.75 % Interest only
Amortization schedule	NA
Describe any collateral or security	Collateral to the 619 Sombrero Beach Rd a 6500 Sq. Ft house including the Carriage House
Maturity date	November 15th, 2025
Other material terms	

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is the Real Property estimated value of $2,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

100% of the Voting Membership Interests of the Company are currently owned by Robert Stephens & Captbob's LLC. The issuance of the Non-Voting Membership Interests will proportionately dilute the current Members' Voting Membership Interests.

Below the beneficial owners of 20% percent or more of the Company's outstanding Voting Membership Interests are listed along with the amount they own.

Name	Voting Membership Interests Percentage Owned Prior to Offering
Robert Stephens	48.04%
Captbob's, LLC (IRA account)	51.96%

Following the Offering, the Members owning the Non-Voting Membership Interests will own 4.0% of the Company if the Minimum Amount is raised and 42.80% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve/maintain/improve profitability in the next 12 months by interior painting, landscaping, and executing the business plan etc.

Liquidity and Capital Resources

The Offering proceeds are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of the Company's business strategy. The Offering proceeds will have a beneficial effect on the Company's liquidity, as the current Members currently has invested $511,100 ($245,000 from Robert Stephans and $266,100 from Captbob's LLC IRA account) will be augmented by the Offering proceeds and used to execute the Company's business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Robert Stephens, one of the Managers, owns controlling interests in the Voting Membership Interests, and the Managers have complete control over the Company. Therefore, Mr. Stephens effectively controls the Company. The Managers' decisions could affect you in many different ways, including, but not limited to, (i) when and how much cash to distribute to you, if any, (ii) how much time the Managers spend on managing the Property, (iii) hiring the Managers' friends or relatives to perform services for the Company and/or Property and deciding on how much to pay for these services which may or may not be arms-length transactions, (iv) not timely paying or defaulting on the loan on the Property or refinancing the Property without your knowledge; (v) allowing additional members into the Company which could dilute your ownership percentage; or (vi) allowing additional members into the Company on more favorable terms than your investment. In addition, the Managers could do a poor job in renting or marketing the Property. Furthermore, they could quit, die or become disabled leaving the Company without any management to run the Company.

The Managers are affiliated with numerous other investment entities, either directly or indirectly. Accordingly, there may be a desire to allocate time, as well as investment opportunities, between the Company and such other entities. The Managers shall only be required to devote such time to the Company as they, in their sole discretion, determine, and may also devote their time and attention to other positions and entities.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 535 at $2,000 per Non-Voting Membership Interests for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 30th, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a case by case basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with NorthCapital NCPS escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $2,000.00.

The Offering is being made through EquityDoor, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

6.0% of the amount raised i.e. $100,000 or 3% if $1,070,000 is raised.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 50 Non-Voting Membership Interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's Managers determine when and how distributions are made. Distributions are calculated depending on the earned income and vacancy rate for that each quarter. As income will vary from quarter to quarter, distributions are apportioned to holders of Membership Interests by the distribution is based on the percentage owned by the Members. The Company will not be required to make special minimum tax distributions to holders of Membership Interests, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the

Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Non-Voting Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will be able to transfer their Membership Interests with the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Managers will control all aspects of the Company's business. For all practical purposes you will be a passive investor.. The Managers' decisions could affect you in many different ways, including, but not limited to, (i) when and how much cash to distribute to you, if any, (ii) how much time the Managers spend on managing the Property, (iii) hiring the Managers' friends or relatives to perform services for the Company and/or Property and deciding on how much to pay for these services which may or may not be arms-length transactions, (iv) not timely paying or defaulting on the loan on the Property or refinancing the Property without your knowledge; (v) allowing additional members into the Company which could dilute your ownership percentage; or (vi) allowing additional members into the Company on more favorable terms than your investment. In addition, the Managers could do a poor job in renting or marketing the Property. Furthermore, they could quit, die or become disabled leaving the Company without any management to run the Company.

The Company may issue other classes of membership interests that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Securities. In the event of a liquidation, dissolution or winding up of Company, holders of Securities are entitled to share equally and ratably in Company's assets, if any, remaining after payment of all liabilities of Company. There is no assurance that Company in the future will not issue preferred membership interests with rights, privileges and preferences different than those granted to the Securities, that may affect, without limitation, the Securities' rights to Company assets in the event of a liquidation, dissolution or winding up of Company and priority and rights with respect to any distributions.

The Company does not have any voting agreements in place. Whereas the owners of the Securities have no right to vote or otherwise participate in the management of the Company, the Managers, who will own all the Voting Interests, have total control over all aspects of the Company and its business.

The Company does not have any shareholder/equity holder agreements in place, except for the Company's Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights. In the event Company requires additional financing at any time, including without limitation, after the Offering, it may sell additional Membership Interests, convertible promissory notes, warrants, options or other equity interests or interests convertible to equity, all of which will cause the purchaser of the Securities to suffer dilution. Purchasers of the Securities may experience further dilution, especially to the extent that such additional shares or other equity may be issued at a price less than the price paid for the Securities in this offering. The Company may issue other classes of membership interests that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Securities. In the event of a liquidation, dissolution or winding up of Company, holders of Securities are entitled to share equally and ratably in Company's assets, if any, remaining after payment of all liabilities of Company. There is no assurance that Company in the future will not issue preferred membership interests with rights, privileges and preferences different than those granted to the Securities, that may affect, without limitation, the Securities' rights to Company assets in the event of a liquidation, dissolution or winding up of Company and priority and rights with respect to any distributions.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Non-Voting Membership Interests.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to

limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managers has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust

and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C.   No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managers believes that interests in the Company will not be traded on an established securities

market. The Managers also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100-partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managers believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against

ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the

right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is

no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managers or its Managerss, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Member (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any Manager, director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

Except as provided herein, to the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

A background check was run by CrowdCheck on the Managers of the Company and no disqualifying events were found that would prevent the Company from raise capital under Regulation Crowdfunding. Pursuant to Rule 201(u) under Regulation Crowdfudning, any matters that would trigger disqualification occurring prior to May 16, 2016 must be disclosed. There are no matters to be disclosed regarding the Managers of the Company.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)

Robert Stephens
(Name)

Co-Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Liz Kohout
(Name)

Co-Manager
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

REVIEWED FINANCIAL STATEMENTS

619 Sombrero, LLC
Year Ended December 31, 2020
With Independent Accountant's Review Report

619 Sombrero, LLC

Financial Statements

Year Ended December 31, 2020

Contents

Independent Accountant's Review Report

The Board of Directors
619 Sombrero, LLC
Delray Beach, Florida

I have reviewed the accompanying financial statements of 619 Sombrero, LLC, which comprises the balance sheet as of December 31, 2020, and the related statement of income, changes in members' equity, and cash flows from the period then ended, October 8, 2020 ("inception") to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
February 26, 2021

(This page intentionally left blank.)

619 Sombrero, LLC

Balance Sheets

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents *(see note 1)*	$ 232
Total current assets	232
Fixed Assets:	
Land	**500,000**
Buildings	**1,309,987**
Real estate improvements	**30,123**
Furniture	**171,104**
Accumulated depreciation *(see note1)*	**(8,211)**
Net fixed assets	**2,003,003**
Total assets	**$ 2,003,235**
Liabilities and Members' Equity	
Current liabilities:	
Accrued expenses	**3,345**
Accrued interest	**4,440**
Loan payable – related party	**9,612**
Total current liabilities	**17,397**
Long-term obligations *(see note 2)*	**1,480,000**
Total liabilities	**1,497,397**
Members' equity *(see note 3):*	**505,838**
Total liabilities and members' equity	**$ 2,003,235**

See Independent Accountant's Review Report.

619 Sombrero, LLC

Statement of Operations

	Period from October 8, 2020 (inception) to December 31, 2020
Revenue	$ 43,387
Expenses:	
Advertising	499
Automobile expenses	35
Bank charges	166
Depreciation *(see note 1)*	8,211
Insurance expense	1,687
Meals and entertainment	410
Office expense	82
Property cleaning	484
Repairs and maintenance	6,117
Taxes - Property	5,067
Taxes - Sales	3,345
Utilities	3,121
Total operating expenses	29,224
Operating income	$ 14,163
Other income/ (expense)	
Interest expense	(19,425)
Net other income/ (expense)	(19,425)
Net loss	$ (5,262)

See Independent Accountant's Review Report.

619 Sombrero, LLC

Statements of Changes in Members' Equity

	Total
Balance at October 8, 2020 (date of inception)	$ -
Plus: Members' contributions	511,100
Less: Net loss	(5,262)
Balance at December 31, 2020	$ 505,838

619 Sombrero, LLC

Statements of Cash Flows

	Period from October 8, 2020 (inception) to December 31, 2020
Operating activities	
Net Loss	$ (5,262)
Add: depreciation	8,211
Increase (decrease) in accrued expenses	3,345
Increase (decrease) in interest payables	4,440
Increase (decrease) in related party payables	9,612
Net cash provided by operating activities	20,346
Investing activities	
Property and equipment	(531,214)
Net cash used in investing activities	(531,214)
Financing activities	
Proceeds from capital contribution	511,100
Net cash provided by financing activities	511,100
Net increase in cash and cash equivalents *(note 1)*	232
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 232

Supplemental disclosures of cash flow information:

Cash paid for interest	$ 14,985
Cash paid for income taxes	$ -

See Independent Accountant's Review Report.

619 Sombrero, LLC
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

619 Sombrero LLC, (the Company) a development stage entity was formed on October 8, 2020 ("Inception") in the state of Florida. The financial statements of 619 Sombrero LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Delray Beach, Florida

619 Sombrero, LLC invests in luxury vacation homes in a prime location, a tropical beach destination for short-term vacations rental in the Florida Keys. We specialize in buying and managing large vacation rentals with 6-8 bedrooms and 6 bathrooms to accommodate sizable gatherings like Family Reunions and Large Groups vacationing together in the Keys.

The Company aims to create a premier experience for all of its guests by offering a number of luxurious amenities not offered by many other competitors, such as: keyless entry, private saltwater heated swimming pool, hot-tub, shuffleboard, beach volley-ball court, deep-water dock, pool table, poker table, foosball table, game room, bocce ball courts, outdoor kitchen with BBQ, and a small playground for children.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

See Independent Accountant's Review Report.

619 Sombrero, LLC
Notes to Financial Statements (continued)
December 31, 2020

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Cash and Cash Equivalents

Cash equivalents consist primarily of cash in the bank.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for real estate is thirty-nine and half years, real estate improvements twenty years, furniture and fixtures seven years.

Any items less than $1,000 is expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Income Taxes

The Company has retained its election to be taxed as a partnership for federal and state tax purposes, consequently the net income is only taxed once at member level. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

See Independent Accountant's Review Report.

2. Notes Payable

On October 21, 2020. The Company signed a Balloon Mortgage for $1,480,000, with an individual – Thomas J. Cirrito, at the rate of 6.75%, due upon maturity at November 15, 2025.

3. Membership Units

As of December 31, 2020, 100% equity is held by a founding member and Capt Bob's LLC, an entity that is 100% owned by the founding member

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow, each unit is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, February 26, 2021, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through February 26, 2021, the date on which the financial statements were available to be issued and determined that there have been no other events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.